Exhibit 99.(d)(xxii)

MANAGEMENT FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Management Fee Waiver and Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of this 1st day of April, 2008 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (“Investment Trust”) with respect to the Lord Abbett Balanced Strategy Fund, Lord Abbett Diversified Income Strategy Fund, Lord Abbett Growth & Income Strategy Fund, and Lord Abbett Diversified Equity Strategy Fund (each a “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               Lord Abbett agrees to waive its management fee payable under the Management Agreement between Lord Abbett and Investment Trust with respect to each Fund for the period set forth in paragraph 5 below.

2.               With respect to the Lord Abbett Balanced Strategy Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, I, P, R2, and R3 shares, as relevant, for the time period set forth in paragraph 5 below. The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
1.10%	1.75%	1.75%	0.85%	0.75%	1.20%	1.35%	1.25%

3.               With respect to the Lord Abbett Diversified Income Strategy Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, I, P, R2, and R3 shares, as relevant, for the time period set forth in paragraph 5 below. The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
1.20%	1.85%	1.85%	0.95%	0.85%	1.30%	1.45%	1.35%

4.               With respect to the Lord Abbett Growth & Income Strategy Fund and the Lord Abbett Diversified Equity Strategy Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of each Fund’s Class A, B, C, F, I, P, R2, and R3 shares, as relevant, for the time period set forth in paragraph 5 below. The applicable rates for each Fund are shown below:

Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
1.50%	2.15%	2.15%	1.25%	1.15%	1.60%	1.75%	1.65%

5.               Lord Abbett’s commitment described in paragraphs 1 - 4 will be effective from April 1, 2008 through March 31, 2009.

IN WITNESS WHEREOF, Lord Abbett and Lord Abbett Investment Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT INVESTMENT TRUST

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel